Exhibit 99.1

WARRANT PURCHASE AGREEMENT
BETWEEN
EXPORT DEVELOPMENT CANADA
AND
HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

Dated as of November 4, 2016

1. DEFINITIONS.	1
1.1 Definitions.	1
1.2 Interpretation Not Affected by Headings, etc.	4
1.3 Day not a Business Day.	4
1.4 Applicable Law.	4
1.5 Severability.	5
1.6 Currency.	5
2. ORIGINAL ISSUE OF WARRANTS.	5
2.1 Form of Warrant Certificates.	5
2.2 Issue of Warrants.	5
3. EXERCISE PRICE; EXERCISE OF WARRANTS AND EXPIRATION OF WARRANTS.	6
3.1 Exercise Price.	6
3.2 Exercise of Warrants.	6
3.3 Expiration of Warrants.	6
3.4 Method of Exercise; Settlement of Warrant.	6
3.5 Compliance with Securities Law.	7
4. ADJUSTMENTS AND OTHER RIGHTS.	9
4.1 Stock Dividend; Subdivision or Combination of Common Shares.	9
4.2 Reorganization, Consolidation, Amalgamation etc.	10
4.3 Dividends, Distributions etc.	10
4.4 Adjustments to Exercise Price for Diluting Issues.	11
4.5 Other Adjustments.	15
4.6 Notice of Adjustment.	15
5. TRANSFER.	16
5.1 Ownership and the Transfer of Warrants.	16
5.2 Assignment.	16
5.3 Valid Obligations.	16
5.4 Service Charge.	17
6. WARRANT HOLDERS.	17
6.1 No Voting Rights.	17

6.2 Right of Action.	17
7. REPRESENTATIONS AND WARRANTIES.	17
7.1 Representations and Warranties of Hydrogenics.	17
7.2 Representations and Warranties of EDC.	18
7.3 Survival of Representations and Warranties	21
8. COVENANTS.	22
8.1 Reservation of Common Shares for Issuance on Exercise of Warrants.	22
8.2 Notice of Distributions and Adjustments.	23
9. MISCELLANEOUS.	23
9.1 Mutilated, Destroyed, Lost and Stolen Warrant Certificates.	23
9.2 Independent Financial Expert.	23
9.3 Notices.	24
9.4 Persons Benefiting.	25
9.5 Counterparts.	25
9.6 Electronic Execution	25
9.7 Amendments.	25
9.8 Time of Essence	25
9.9 Headings.	25
9.10 Entire Agreement.	25
9.11 Specific Performance	26

List of Exhibits

Exhibit A — Form of Face of Warrant Certificate

Exhibit B — Form of Reverse of Warrant Certificate

Exhibit C – Representation Letter
(For Accredited Investors)

Exhibit D – Canadian Provincial Securities Regulatory Authorities

THIS WARRANT PURCHASE AGREEMENT dated as of November 4, 2016.

B E T W E E N:

EXPORT DEVELOPMENT CANADA, a corporation established by an Act of the Parliament of Canada

(hereinafter called the “EDC”)

- and -

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE, a corporation governed by the laws of Canada

(hereinafter called “Hydrogenics”)

RECITALS:

A.       EDC and Hydrogenics have entered into the Credit Agreement;

B.       It is a condition of EDC advancing any funds pursuant to the Credit Agreement that Hydrogenics issue Warrants to EDC, each such Warrant entitling the Holder to purchase one Common Share at the price and on the terms and conditions herein set out; and

C.       Hydrogenics is duly authorized to create and issue the Warrants to be issued as herein provided and the Common Shares to be issued upon the exercise of the Warrants.

NOW THEREFORE that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, and with the intention of being legally bound, it is hereby agreed and declared as follows:

1.	DEFINITIONS.

1.1	Definitions.

As used in this Agreement, the following terms shall have the following meanings:

Acquired Common Shares: the meaning set forth in Section 3.4(a).

Affiliate: of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

Aggregate Exercise Price: the product of the Exercise Price and the Acquired Common Shares, as determined at each Exercise Date.

Articles of Incorporation: Hydrogenics’ articles of incorporation, as amended from time to time.

Assignee Holder: the meaning set forth in Section 5.2(a).

Board: the board of directors of Hydrogenics.

Business Day: any day that is not a Saturday, Sunday, or a day on which banks in the City of Toronto, Ontario or the City of New York, New York are required or permitted to be closed.

Change of Control Transaction: (i) the consummation of a merger, amalgamation, arrangement or other transaction or series of related transactions resulting in the combination of Hydrogenics with or into another entity (including an issuance from treasury of securities in the capital of Hydrogenics), where the shareholders of Hydrogenics immediately prior to such transaction or series of related transactions, directly or indirectly do not continue to hold more than a 50% voting interest in the continuing or surviving entity immediately following such transaction or series of related transactions and no shareholder(s) who held less than a 50% voting interest in the Corporation before such event holds directly or indirectly more than a 50% voting interest in the continuing or surviving entity immediately following such event; or (ii) any sale or other disposition or series of related sales or dispositions of the outstanding Common Shares (other than, for greater certainty, an issuance from treasury of securities in the capital of the Corporation) where the shareholders immediately prior to such transaction or series of related transactions, directly or indirectly, do not continue to hold more than a 50% voting interest in the Corporation immediately following such transaction or series of related transactions and no shareholder(s) who held less than a 50% voting interest in the Corporation before such event holds directly or indirectly more than a 50% voting interest in the Corporation immediately following such event.

Closing Sale Price: as of any date, the last reported per share sales price of a Common Share or the applicable security on such date (or, if no last reported sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices on such date) as reported on the National Securities Exchange; provided, however, that in the absence of such listing or quotations, the Closing Sale Price shall be determined by an Independent Financial Expert appointed for such purpose, using one or more valuation methods that the Independent Financial Expert in its best professional judgment determines to be most appropriate, assuming such Common Share or securities are fully distributed and are to be sold in an arm’s length transaction and there was no compulsion on the part of any party to such sale to buy or sell and taking into account all relevant factors.

Common Shares: the common shares in the capital of Hydrogenics.

Credit Agreement: the credit agreement entered into among, inter alia, EDC, as lender, and Hydrogenics, as borrower dated as of the date hereof.

Distribution: the meaning set forth in Section 4.3.

Exercise Date: the meaning set forth in Section 3.4(a).

Exercise Price: for each Warrant, US$6.85 per share, subject to all adjustments made on or prior to the date of exercise thereof as herein provided.

Expiration Date: the meaning set forth in Section 3.3.

GM: the meaning set forth in Section 3.4(d).

GM Pre-Emptive Right: the meaning set forth in Section 3.4(d).

GM Pre-Emptive Shares: the meaning set forth in Section 3.4(d).

Holders: the Persons who are, at the applicable time, holders of Warrant Certificates.

Independent Financial Expert: a nationally recognized financial advisory firm mutually agreed by Hydrogenics and EDC. If Hydrogenics and EDC are unable to agree on an Independent Financial Expert for a valuation contemplated herein, each of them shall choose promptly a separate Independent Financial Expert and these two Independent Financial Experts shall choose promptly a third Independent Financial Expert to conduct such valuation.

Market Price: the price of the Common Shares on a particular date means the volume weighted trading price on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date, provided that if the Common Shares are not then listed on an exchange, then the Market Price shall be determined by a firm of Canadian nationally recognized independent chartered accountants selected by Hydrogenics.

National Securities Exchange: the Toronto Stock Exchange, or if the Common Shares are not listed on the Toronto Stock Exchange, such other recognized stock exchange in Canada and/or in the United States on which the Common Shares are then listed and posted for trading.

NI 45-106: National Instrument 45-106 – Prospectus Exemptions.

Other Securities: any shares in the capital of Hydrogenics (other than Common Shares) or any other person (corporate or otherwise), as the case may be, which the Holder will be entitled to receive, or will have received, on the exercise of the Warrants, in lieu of Common Shares pursuant to this Agreement or otherwise.

Person: any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

Personal Information: the meaning set forth in Section 3.5(b).

Reorganization: the meaning set forth in Section 4.2.

Securities Laws: the Securities Act (Ontario) and the regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, instruments, blanket orders, regulations, rules, rulings, orders and notices of the Ontario Securities Commission, as amended.

Settlement Date: in respect of a Warrant that is exercised hereunder, a reasonable time, not to exceed three (3) Business Days immediately following the Exercise Date for such Warrant.

Substituted Cash Amount: the meaning set forth in Section 3.4(d).

Substituted Shares: the meaning set forth in Section 3.4(d).

Stock Dividend: the meaning set forth in Section 4.1.

U.S. Securities Act: the United States Securities Act of 1933, as amended.

Underlying Common Shares: the Common Share issuable or issued upon the exercise of the Warrants.

Warrant Certificates: the meaning set forth in Section 2.1.

Warrants: the share purchase warrants of Hydrogenics issued pursuant to Section 2.2.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement or the Warrant Certificate.

1.3	Day not a Business Day.

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.4	Applicable Law.

This Agreement and the Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada and the federal laws of Canada applicable therein. The parties hereto irrevocably and unconditionally submit to the non-exclusive jurisdiction of any court of the Province of Ontario, Canada sitting in Toronto over any suit, action or proceeding arising out of or relating to this Agreement or the Warrants. Each party hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon the parties hereto, and may be enforced in any other courts to whose jurisdiction the parties hereto are or may be subject, by suit upon such judgment.

1.5	Severability.

If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

1.6	Currency.

All references to dollar amounts herein shall be deemed to be references to Canadian Dollars.

2.	ORIGINAL ISSUE OF WARRANTS.

2.1	Form of Warrant Certificates.

The warrant certificates shall be in registered form only and substantially in the form attached hereto as Exhibit A (the “Warrant Certificates”), with such appropriate instructions, omissions, substitutions and other variations as are required or permitted by this Agreement and may have such legends and endorsements typed, stamped, printed, lithographed or engraved thereon as required by the Articles of Incorporation or as may be required to comply with any applicable law or with any rule or regulation pursuant thereto or with any rule or regulation of any securities exchange on which the Warrants or the Underlying Common Shares may be listed.

2.2	Issue of Warrants.

An aggregate of 200,575 warrants (the “Warrants”) are hereby issued by Hydrogenics to EDC. Each whole Warrant issued hereunder shall entitle the Holder thereof to purchase one Common Share (subject to the adjustments referred to in Section 4 hereof) at a price per Common Share equal to the Exercise Price.

2.3       Deliveries. On or before the delivery of the Warrant Certificates to EDC, Hydrogenics shall deliver to EDC, the following:

(a) Resolutions of the Directors of Hydrogenics certified by an authorized officer which (i) authorize the issuance of the Warrants to EDC pursuant to and in accordance with the terms of this Agreement and the Warrant Certificates, (ii) reserve for issuance to the holders of the Warrants upon exercise of the Warrants and payment in full to Hydrogenics of the exercise price thereunder up to 200,575 Common Shares, or such greater number of Common Shares as the Warrants may be exercisable for from time to time in accordance with the terms of the Warrant Certificates and (iii) authorize the execution, delivery of, and performance by Hydrogenics of its obligations pursuant to, the Warrant Certificates and this Agreement; and

(b) An opinion of counsel for Hydrogenics, addressed to EDC, in form and substance satisfactory to EDC.

3.	EXERCISE PRICE; EXERCISE OF WARRANTS AND EXPIRATION OF WARRANTS.

3.1	Exercise Price.

Each Warrant Certificate shall entitle the Holder thereof, subject to the provisions of this Agreement, to purchase, except as provided in Section 3.3 hereof, one Common Share for each Warrant represented thereby, subject to all adjustments made on or prior to the date of exercise thereof, at the applicable Exercise Price.

3.2	Exercise of Warrants.

The Warrants shall be exercisable in whole or in part from time to time on any Business Day beginning on the date hereof and ending on the Expiration Date.

3.3	Expiration of Warrants.

Any unexercised Warrants shall expire and the rights of the Holders of such Warrants to purchase Underlying Common Shares shall terminate at 5:00 pm (Toronto Time) on November 4, 2021 (the “Expiration Date”).

3.4	Method of Exercise; Settlement of Warrant.

(a)                In order to exercise a certain number of Warrants hereunder, the Holder must (i) surrender a Warrant Certificate to Hydrogenics evidencing such number of Warrants to be exercised, by same day personal delivery or electronic transmission at the address of notice set out in Section 9.3, with the form on the reverse of or attached to the Warrant Certificate properly completed and duly executed (the date of surrender of such Warrant Certificate, an “Exercise Date”), and (ii) deliver in full the applicable Aggregate Exercise Price for the aggregate number of Underlying Common Shares obtainable upon exercise of such Warrants (the “Acquired Common Shares”), not later than the applicable Settlement Date as more fully set forth herein.

(b)               For all Warrants exercised hereunder, prior to 9:00 a.m., Toronto time, on the applicable Settlement Date for such Warrants, the Holder shall pay the applicable Aggregate Exercise Price by wire transfer or other immediately available funds payable to, or to the order of, Hydrogenics.

(c)                Upon surrender of a Warrant Certificate to Hydrogenics as provided in Section 3.4(a) and receipt by Hydrogenics of the applicable Aggregate Exercise Price on the applicable Settlement Date as provided in Section 3.4(b), Hydrogenics will cause to be delivered to the Holder within three (3) Business Days, at the address of notice set out in Section 9.3, in its sole discretion, either (i) certificate or certificates evidencing the number of Acquired Common Shares; or (ii) evidence that such Holder’s interest in the Acquired Common Shares has been registered in the book-based system of CDS Clearing and Depository Services Inc., or its successor.

(d)               The Holder acknowledges that Hydrogenics is, as of the date hereof, a party to a Governance Agreement dated October 16, 2001 between Hydrogenics and General Motors Corporation (now General Motors Holding LLC (“GM”)) under which Hydrogenics has granted GM certain rights with respect to issuances of equity securities by Hydrogenics as set out in Article 5 thereof (the “GM Pre-Emptive Right”). Hydrogenics shall, within two business days of receiving from the Holder all deliverables required under Section 3 hereof to effect the exercise of the Warrants, deliver a notice to GM, if required, specifying the terms and conditions of the proposed issuance of Common Shares to the Holder upon exercise of the Warrants, including the number of Common Shares that GM would be entitled to purchase under the GM Pre-Emptive Right (the “GM Pre-Emptive Shares”). If GM exercises the GM Pre-Emptive Right, Hydrogenics may, at its sole option, reduce the number of Common Shares otherwise issuable to the Holder upon exercise of the Warrants by the Holder’s pro rata share of the number of Common Shares to be issued to GM under the GM Pre-Emptive Right (the “Substituted Shares”), in which case Hydrogenics shall pay to the Holder, in lieu of the Substituted Shares, a cash payment per Substituted Share in the amount of the Market Price of the Common Shares on the date the Warrants are exercised (the “Substituted Cash Amount”).

(e)                If fewer than all the Warrants represented by a Warrant Certificate are surrendered and the rights under this Agreement have not expired as provided in Section 3.3, a new Warrant Certificate of the same tenor and for the number of Warrants that were not surrendered shall promptly be executed by Hydrogenics and delivered to the Holder or, subject to Section 5, to such Person or Persons as directed by the Holder who originally surrendered such Warrants.

(f)                Hydrogenics shall not be required to issue any fraction of a Common Share upon exercise of any Warrants; provided, that, if more than one Warrant shall be exercised hereunder at one time by the same Holder, the number of full Common Shares which shall be issuable upon exercise thereof shall be computed on the basis of all Warrants so exercised, and shall include the aggregation of all fractional Common Shares issuable upon exercise of such Warrants. If after giving effect to the aggregation of all Common Shares (and fractions thereof) issuable upon exercise of Warrants by the same Holder at one time as set forth in the previous sentence, any fraction of a Common Share would, except as provided in this Section 3.4(f), be issuable on the exercise of any Warrant or Warrants, Hydrogenics shall pay the Holder cash in lieu of such fractional share valued at the Closing Sale Price on the Exercise Date.

3.5	Compliance with Securities Law.

(a)                EDC acknowledges that Hydrogenics is relying upon the truth and accuracy of the representations, warranties, acknowledgments and covenants of EDC set forth herein in order to determine the applicability of United States, Canadian, state and provincial securities laws, including exemptions and the suitability of EDC to acquire the Warrants and the Underlying Common Shares.

(b)               EDC is hereby notified by Hydrogenics that: (i) Hydrogenics is required to provide information (“personal information”) pertaining to EDC required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number of Warrants subscribed for), which Form 45-106F1 is required to be filed by Hydrogenics under NI 45-106, (ii) the personal information will be delivered to the applicable Canadian securities regulatory authorities in accordance with NI 45-106, (iii) such personal information is being collected indirectly by the Canadian securities regulatory authorities under the authority granted to it in securities legislation, (iv) such personal information is being collected for the purposes of the administration and enforcement of the applicable Canadian securities legislation, and (v) the public official in each province of Canada who can answer questions about the indirect collection of such personal information is set forth in Exhibit D. By executing this Agreement, EDC hereby authorizes the indirect collection of such personal information by the applicable Canadian securities regulatory authorities and acknowledges that its name, address, telephone number and other specified information, may be shared and disclosed among all Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable legislation and consents to the disclosure of such information.

(c)                No Warrants or Common Shares issued upon exercise of the Warrants may be sold, transferred, hypothecated, pledged or otherwise disposed of, except in compliance with applicable Securities Laws. Each certificate representing Warrants shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 5, 2017.

THESE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THESE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON NOVEMBER 4, 2021 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OF EFFECT.”

Any Common Share certificate issued upon exercise of the Warrants will include the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE MARCH 5, 2017.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

Upon expiry of the conditions requiring such legends, Hydrogenics shall, at the request of and at no cost to the Holder, replace any Common Share certificate bearing such legends with a Common Share certificate not bearing such legends.

4.                  ADJUSTMENTS AND OTHER RIGHTS.

The Exercise Price and number of Common Shares issuable upon exercise of the Warrants shall be subject to adjustment from time to time upon the occurrence of the events and in the manner provided for in this Section 4 (in each case, after taking into consideration any prior adjustments pursuant to this Section 4).

4.1	Stock Dividend; Subdivision or Combination of Common Shares.

If Hydrogenics at any time prior to the Expiration Date issues to holders of all or substantially all the outstanding Common Shares a dividend payable solely in, or other distribution solely of, Common Shares (a “Stock Dividend”), the Exercise Price in effect at the close of business on the record date for such dividend or distribution shall be reduced immediately thereafter to the price determined by multiplying such Exercise Price by the quotient of (x) the number of Common Shares outstanding at the close of business on such record date divided by (y) the sum of such number of Common Shares and the total number of Common Shares constituting such dividend or other distribution. In the event that a Stock Dividend contemplated by this Section 4.1 is not made, the Exercise Price then in effect shall be readjusted, effective as of the date when the Board determines not to make such Stock Dividend to the Exercise Price that would then be in effect upon exercise of the Warrants if such record date had not been fixed. If at any time prior to the Expiration Date, Hydrogenics subdivides or combines (by stock split, reverse stock split, recapitalization or otherwise) the outstanding Common Shares into a greater or smaller number of shares, the Exercise Price in effect immediately prior to the time of effectiveness of such subdivision or combination shall be adjusted at such time of effectiveness to the price determined by multiplying such Exercise Price by the quotient of (x) the number of Common Shares outstanding immediately prior to such time of effectiveness divided by (y) the number of Common Shares outstanding at the time of effectiveness of and after giving effect to such subdivision or combination. In any such event referred to in this Section 4.1, the number of Common Shares issuable upon exercise of each Warrant as in effect immediately prior to the Exercise Price adjustment contemplated by the foregoing shall be adjusted immediately thereafter to the amount determined by multiplying such number by the quotient of (x) the Exercise Price in effect immediately prior to such Exercise Price adjustment divided by (y) the Exercise Price determined in accordance with such Exercise Price adjustment.

4.2	Reorganization, Consolidation, Amalgamation etc.

If Hydrogenics at any time prior to the Expiration Date (i) reorganizes, consolidates, amalgamates, merges or effects a plan of arrangement with any other body corporate (other than a reorganization, consolidation, amalgamation, merger or plan of arrangement that does not result in any reorganization or reclassification of the outstanding Common Shares or a change of the Common Shares into Other Securities or other property), (ii) completes a sale of all or substantially all of its shares to another arm’s length person, or (iii) reorganizes or reclassifies its Common Shares into Other Securities (each of (i), (ii) and (iii), a “Reorganization”), then upon exercise of the Warrants and payment of the Exercise Price at any time following such event, the Holder shall receive in lieu of Common Shares, such number or amount of Other Securities or other property (including cash) as the Holder would have received if the Holder had exercised the Warrants hereunder immediately before such Reorganization.

4.3	Dividends, Distributions etc.

If Hydrogenics at any time prior to the Expiration Date shall fix a record date for the making of a dividend or other distribution (other than (i) a Stock Dividend covered by Section 4.1 or (ii) cash dividends payable in accordance with an established policy of regular or ordinary course dividend payments) to the holders of all or substantially all of the Common Shares (collectively, a “Distribution”) of: (i) any evidences of its indebtedness or any Other Securities or property of any nature whatsoever (other than Common Shares); or (ii) any options, warrants or other rights to subscribe for or purchase any of the following: any evidences of its indebtedness or any Other Securities or property of any nature whatsoever (other than Common Shares); then, in each such case, the Exercise Price in effect immediately prior to the close of business on such record date shall be adjusted effective immediately thereafter to a price determined by multiplying the Exercise Price in effect on such record date by the quotient of (x) the product of the number of Common Shares outstanding as of the close of business on such record date and the Market Price of the Common Shares on such record date, less the fair market value (as determined in good faith by the Board) to the holders of Common Shares of such evidences of indebtedness or Other Securities or property so issued or distributed in the Distribution, divided by (y) the product of the number of Common Shares outstanding as of the close of business on such record date and the Market Price of the Common Shares on such record date. In the event that a Distribution contemplated by this Section 4.3 is not made, the Exercise Price then in effect shall be readjusted, effective as of the date when the Board determines not to distribute such evidences of indebtedness, securities, property, options, warrants or rights, as the case may be, to the Exercise Price that would then be in effect upon exercise of this Warrant if such record date had not been fixed. In any such event referred to in this Section 4.3, the number of Common Shares issuable upon exercise of each Warrant as in effect immediately prior to the Exercise Price adjustment contemplated by the foregoing shall be adjusted immediately thereafter to the amount determined by multiplying such number by the quotient of (x) the Exercise Price in effect immediately prior to such Exercise Price adjustment divided by (y) the Exercise Price determined in accordance with such Exercise Price adjustment.

4.4	Adjustments to Exercise Price for Diluting Issues.

(a)                Special Definitions. For purposes of this Section 4.4, the following definitions shall apply:

(i)                 “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities.

(ii)               “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Shares, but excluding Options.

(iii)             “Additional Common Shares” shall mean all Common Shares issued (or, pursuant to Section 4.4(b) below, deemed to be issued) by Hydrogenics prior to the Expiration Date, other than (1) the following Common Shares and (2) Common Shares deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, “Exempted Securities”):

(A)             Common Shares issued or deemed to be issued for consideration per share equal to or greater than the Exercise Price in effect immediately prior to such issuance or deemed issuance;

(B)              Options or Convertible Securities to be issued or deemed to be issued for consideration per share (calculated in accordance with Section 4.4(d)(ii)) equal to or greater than the Exercise Price in effect immediately prior to such issuance or deemed issuance;

(C)              Common Shares, Options or Convertible Securities issued by reason of a subdivision, re-division, combination, dividend or other distribution on Common Shares or other transaction for which an adjustment is provided pursuant to Section 4.1, 4.2 or 4.3;

(D)             Common Shares or Options issued to employees or directors of, or consultants or advisors to, Hydrogenics or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of Hydrogenics, including without limitation employee or director stock options, ESOPs, restricted share units, deferred share units, performance share units or other employee or security-based compensation programs;

(E)              Common Shares or Convertible Securities actually issued upon the exercise of Options or Common Shares actually issued upon the conversion or exchange of Convertible Securities, in each case, provided such issuance is pursuant to the terms of such Option or Convertible Security;

(iv)             “Warrant Original Issue Date” shall mean November 4, 2016. “Warrant Original Issue Date Market Price” means the Market Price of the Common Shares on the Warrant Original Issue Date.

(b)               Deemed Issue of Additional Common Shares.

(i)                 If Hydrogenics at any time or from time to time prior to the Expiration Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities), then the maximum number of Common Shares (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Shares issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(ii)               If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Exercise Price pursuant to the terms of Section 4.4(c), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of Common Shares issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to Hydrogenics upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Exercise Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Exercise Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (ii) shall have the effect of increasing the Exercise Price to an amount which exceeds the lower of (i) the Exercise Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or the Exercise Price that would have resulted from any issuances of Additional Common Shares (other than deemed issuances of Additional Common Shares as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(iii)             If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Exercise Price pursuant to the terms of Section 4.4(c) (either because the consideration per Common Share (determined pursuant to Section 4.4(d)) of the Additional Common Shares subject thereto was equal to or greater than the Exercise Price then in effect, or because such Option or Convertible Security was issued before the Warrant Original Issue Date), are revised after the Warrant Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of Common Shares issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to Hydrogenics upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Common Shares subject thereto (determined in the manner provided in Section 4.4(b)(i)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(iv)             Upon the expiration or termination of any unexercised Option or unconverted or un-exchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Exercise Price pursuant to the terms of Section 4.4(c), the Exercise Price shall be readjusted to such Exercise Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(v)               If the number of Common Shares issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to Hydrogenics upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Exercise Price provided for in this Section 4.4(b) shall be effected at the time of such issuance or amendment based on such number of Common Shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (ii) and (iii) of this Section 4.4(b)). If the number of Common Shares issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to Hydrogenics upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Exercise Price that would result under the terms of this Section 4.4(b) at the time of such issuance or amendment shall instead be effected at the time such number of Common Shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Exercise Price that such issuance or amendment took place at the time such calculation can first be made.

(c)                Adjustment of Exercise Price Upon Issuance of Additional Common Shares. In the event Hydrogenics shall at any time prior to the Expiration Date issue Additional Common Shares (including Additional Common Shares deemed to be issued pursuant to Section 4.4(b)), without consideration or for a consideration per Common Share less than the applicable Exercise Price in effect immediately prior to such issue, then the Exercise Price shall be reduced, concurrently with such issue, to the highest of (x) the Warrant Original Issue Date Market Price, (y) the Market Price of the Common Shares on the date of the adjustment, and (z) the consideration per Common Share for which the Additional Common Shares were issued or deemed to be issued, provided that in no circumstances will an adjustment under this Section 4.4(c) result in an upward adjustment of the Exercise Price. For greater certainty, all adjustments to the Exercise Price pursuant to this Section 4.4 shall be calculated in accordance with this Section 4.4(c).

(d)               Determination of Consideration. For purposes of this Section 4.4, the consideration received by Hydrogenics for the issue of any Additional Common Shares shall be computed as follows:

(i)                 Cash and Property: Such consideration shall (x) insofar as it consists of cash, be computed at the aggregate amount of cash received by Hydrogenics, excluding amounts paid or payable for accrued interest; (y) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of Hydrogenics; and (z) in the event Additional Common Shares are issued together with other shares or securities or other assets of Hydrogenics for consideration which covers both, be the proportion of such consideration so received, computed as provided in (x) and (y) above, as determined in good faith by the Board of Directors of Hydrogenics.

(ii)               Options and Convertible Securities. The consideration per share received by Hydrogenics for Additional Common Shares deemed to have been issued pursuant to Section 4.4(b), relating to Options and Convertible Securities, shall be determined by dividing, (x) the total amount, if any, received or receivable by Hydrogenics as consideration for the issue of such Options or Convertible Securities (as determined in accordance with Section 4.4(d)(i), plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to Hydrogenics upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities (as determined in accordance with Section 4.4(d)(i)), by (y) the maximum number of Common Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e)                 De Minimis Issuances. No adjustment to the Exercise Price shall be made pursuant to this Section 4.4 for issuances or deemed issuances of Additional Shares unless such Additional Shares represent 1% or more of the outstanding Common Shares immediately following the issuance or deemed issuance of the Additional Shares. Each issuance or deemed issuance of Additional Shares that would have resulted in an adjustment to the Exercise Price but for the operation of this Section 4.4(d) (“Exempt Shares”) will be aggregated and an adjustment to the Exercise Price will be made once the total of such Exempt Shares exceeds 1% of the outstanding Common Shares immediately following the issuance of the last Exempt Shares issued or deemed to be issued, in which case the adjustment to the Exercise Price will be calculated based on the consideration per Common Share of the Exempt Shares issued for the lowest consideration per Common Share.

(f)                No Duplication. In no event will any issuance or deemed issuance of Common Shares result in an adjustment to the Exercise Price under more than one of Section 4.1, 4.2, 4.3 or 4.4. No adjustment in the Exercise Price or in the number of Common Shares issuable upon exercise of the Warrants shall be made pursuant to Section 4.4 in respect of the issue from time to time of Common Shares pursuant to this Warrant Certificate or pursuant to any employee, director or consultant stock option, employee share ownership plan, restricted share units, deferred share units or other employee director or consultant security based compensation programs.

4.5	Other Adjustments.

Subject to Toronto Stock Exchange approval, the Board shall make appropriate adjustments to the amount of the Exercise Price or number of Common Shares, as the case may be, due upon exercise of the Warrants, as may be necessary or appropriate to effectuate the intent of this Section 4 and to avoid unjust or inequitable results as determined in its reasonable good faith judgment, in each case to account for any adjustment to the Exercise Price and the number of Common Shares or Other Securities issuable on exercise of Warrants for the relevant Warrant Certificate that becomes effective, or any event requiring an adjustment to the Exercise Price and the number of Common Shares or Other Securities issuable on exercise of Warrants for the relevant Warrant Certificate where the record date or effective date (in the case of a subdivision or combination of the Common Shares) of the event occurs, during the period beginning on, and including, the Exercise Date and ending on, and including, the applicable Settlement Date.

4.6	Notice of Adjustment.

Whenever the number of Common Shares issuable upon the exercise of each Warrant is adjusted, as herein provided, Hydrogenics shall promptly mail by first class mail, postage prepaid, to each Holder notice of such adjustment or adjustments and shall promptly deliver to each Holder a certificate of a firm of independent public accountants selected by the Board (who may be the regular accountants employed by Hydrogenics) setting forth the Exercise Price and/or the number of Common Shares or Other Securities issuable upon the exercise of each Warrant after such adjustment, setting forth a brief statement in reasonable detail of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

5.	TRANSFER.

5.1	Ownership and the Transfer of Warrants.

Subject to Section 5.2, Hydrogenics agrees to register any transfer of Warrants on the books for Hydrogenics, provided that such transfer is made by the Holder of the applicable Warrant Certificate or its attorney duly appointed by an instrument in writing. A Holder shall be entitled to the rights evidenced by such Warrant Certificate free from all equities or rights set-off or counterclaim between Hydrogenics and the original or any intermediate Holder thereof and all persons may act accordingly and a receipt by any such Holder of Underlying Common Shares purchasable pursuant thereto shall be a good discharge to Hydrogenics for the same and Hydrogenics shall not be bound to enquire into the title of any such Holder except where Hydrogenics is required to take notice by statute or by order of a court of competent jurisdiction.

5.2	Assignment.

Each Holder shall be entitled to transfer the Warrants owned by it, and its rights under this Agreement, in whole or in part, to any other Person or Persons subject to compliance with the following provisions:

(a)                In the event of any such transfer, the transferee (the “Assignee Holder”) shall, without further act or formality upon such assignment and notice thereof by the Holder to Hydrogenics and upon the Assignee Holder signing an instrument satisfactory to Hydrogenics, acting reasonably, in which the Assignee Holder agrees to be bound by the obligations of the Holder hereunder, be a Holder for the purposes hereof and have the same rights and obligations hereunder as if it were an original signatory hereto.

(b)               Any assignment pursuant to this Section 5 shall be made in compliance with all applicable Securities Laws.

(c)                Subject to compliance with this Section 5.2, upon surrender by the transferring Holder of its Warrant Certificate(s) (or affidavit of loss and an appropriate indemnity in respect thereof) and the payment of any transfer taxes in connection with the making of such transfer, Hydrogenics shall issue to the Assignee Holder replacement Warrant Certificate(s) entitling the Assignee Holder to purchase the number of Common Shares to which the transferring Holder is entitled under its Warrant Certificate(s), and, to the extent the Holder has not transferred all its Warrants, a Warrant Certificate to the Holder for such reduced number of Warrants as the Holder retains.

5.3	Valid Obligations.

All Warrant Certificates issued in accordance with Section 5.2 shall be the valid obligations of Hydrogenics, evidencing the same obligations, and entitled to the same benefits under this Agreement, as the Warrant Certificates surrendered for such registration of transfer or exchange.

5.4	Service Charge.

No service charge shall be made by Hydrogenics to a Holder for any registration of transfer or exchange of Warrant Certificates.

6.	WARRANT HOLDERS.

6.1	No Voting Rights.

Prior to the exercise of Warrants and full payment of the Exercise Price thereof, no Holder of a Warrant Certificate, in respect of such Warrants, shall be entitled to any rights of a shareholder of Hydrogenics, including, without limitation, the right to vote, to consent, to exercise any preemptive right (except as otherwise agreed in writing by Hydrogenics), to receive any notice of meetings of shareholders for the election of directors of Hydrogenics or any other matter or to receive any notice of any proceedings of Hydrogenics.

6.2	Right of Action.

All rights of action in respect of this Agreement are vested in the Holders and any Holder, without the consent of the Holder of any other Warrant, may, on such Holder’s own behalf and for such Holder’s own benefit, enforce, and may institute and maintain any suit, action or proceeding against Hydrogenics suitable to enforce, or otherwise in respect of, such Holder’s right to exercise or exchange such Holder’s Warrants in the manner provided in this Agreement or any other obligation of Hydrogenics under this Agreement.

7.	REPRESENTATIONS AND WARRANTIES.

7.1	Representations and Warranties of Hydrogenics.

Hydrogenics represents and warrants to EDC, and acknowledges that EDC is relying upon each of such representations and warranties, as follows:

(a)                Hydrogenics is a corporation incorporated, organized and existing under the laws of Canada and is in good standing under such laws.

(b)               The execution, delivery and performance by Hydrogenics of this Agreement and the Warrant Certificates and the consummation of the transactions contemplated hereby and thereby, and the issue of the Common Shares issuable upon exercise of the Warrants, have been duly authorized by all necessary action on the part of Hydrogenics.

(c)                Hydrogenics has authorized and has reserved and covenants to continue to reserve a sufficient number of its authorized but unissued Common Shares to effect the issuance of the Underlying Common Shares upon the exercise of the Warrants.

(d)               The execution, delivery and performance by Hydrogenics of this Agreement in accordance with its terms and the completion of the transactions contemplated hereby, including the issuance of the Warrants in accordance with its terms, and the issuance of the Common Shares issuable upon exercise of the Warrants, when issued and paid for and otherwise in accordance with the terms of the Warrant Certificates, (i) assuming, in respect of issuances of the Common Shares issuable upon exercise of the Warrants, that all consents, filings, approvals and actions as are required under applicable securities laws and the rules of the Toronto Stock Exchange and NASDAQ Global Market have been obtained, made and taken (and Hydrogenics hereby covenants and agrees to obtain, make and take all such consents, filings, approvals and actions), do not and will not result in a violation of any law, regulation, order or ruling applicable to Hydrogenics, and, (ii) do not and will not constitute a breach of or default under any agreement to which Hydrogenics is a party or by which it is bound.

(e)                This Agreement and the Warrant Certificates constitute legal, valid and binding obligations of Hydrogenics enforceable against it in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or effecting the enforcement of creditor’s rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other actual remedies.

(f)                The Common Shares to be issued upon exercise of the Warrants, when issued and paid for in accordance with the terms of the Warrant Certificates, will be validly issued, fully paid and non-assessable Common Shares, free of restrictions on transfer other than restrictions under applicable Securities Laws, and, assuming the accuracy of the representations of EDC in Section 7.2 and the compliance by EDC with the covenants in Section 3.5, will be issued in compliance with all applicable Securities Laws.

(g)               Hydrogenics is a reporting issuer in the Province of Ontario, is in compliance in all material respects with the applicable securities legislation of Ontario and the rules, regulations and written and published policies thereunder, and has not been placed in default on the Reporting Issuers List published by the Ontario Securities Commission.

(h)               All consents, filings, approvals and actions as are required under applicable securities laws and the rules of the Toronto Stock Exchange and NASDAQ Global Market have been obtained, made or taken by Hydrogenics in connection with the transactions contemplated hereby.

7.2	Representations and Warranties of EDC.

EDC represents and warrants to Hydrogenics, and acknowledges that Hydrogenics is relying upon each of such representations and warranties, as follows:

(a)                it is a resident in a province of Canada and is entitled under applicable Securities Law to subscribe for the Warrants without the benefit of a prospectus qualified under applicable Securities Law.

(b)               it has been independently advised as to restrictions with respect to trading in the Warrants and the Underlying Common Shares imposed by applicable Securities Law in the jurisdiction in which it resides, confirms that no representation (written or oral) has been made to it by or on behalf of Hydrogenics with respect thereto and acknowledges that (i) it is aware of the characteristics of the Warrants and the Underlying Common Shares, the risks relating to an investment therein and of the fact that it may not be able to resell the Warrants or the Underlying Common Shares, except in accordance with limited exemptions under applicable Securities Law and regulatory policy until expiry of the applicable restricted period and compliance with the other requirements of applicable Securities Law; (ii) it has been advised to consult its own legal counsel in its jurisdiction of residence for full particulars of the resale restrictions applicable to it; and (iii) if it resells the Warrants and Underlying Common Shares in compliance with applicable Securities Law and the terms herein, it will give notice to the subsequent transferee of such restrictions.

(c)                it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature or any other document describing or purporting to describe the business and affairs of Hydrogenics which has been prepared for delivery to, and review by, prospective subscribers in order to assist them in making an investment decision in respect of the Warrants.

(d)               it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display such as the Internet) with respect to the distribution of the Warrants.

(e)                it (i) is an “accredited investor” as such term is defined in NI 45-106 or, for subscribers resident in the Province of Ontario, Section 73.3(1) of the Securities Act (Ontario); (ii) is subscribing for the Warrants as principal for its own account, not for the benefit of any other person, for investment only and not with a view to resale or distribution of all or any of the Warrants or the Underlying Common Shares (iii) was not created or used solely to subscribe for or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and (iv) has concurrently executed and delivered a Representation Letter in the form attached as Exhibit C to this Agreement and specifically represents and warrants that one or more of the categories set forth in Appendix A attached to the Representation Letter correctly, and in all respects, describes it, and will describe it as at the time the Warrants are issued, and it has so indicated by placing a check mark beside the category or categories in such Appendix A which so describes it.

(f)                relying upon information provided to it by Hydrogenics, it acknowledges that:

(i)                 no securities commission, other regulatory authority or stock exchange has reviewed or passed on the merits of the Warrants or the Underlying Common Shares;

(ii)               it is aware that the Warrants are not and will not be listed on any stock exchange or quoted on any quotation and trade reporting system;

(iii)             Hydrogenics is relying on an exemption from the requirements to provide it with a prospectus and, as a consequence of acquiring Warrants pursuant to this exemption, certain protections, rights and remedies provided by applicable Securities Laws, including statutory rights of rescission or damages, will not be available to it; and

(iv)             the certificate evidencing the Warrants and the Underlying Common Shares which shall be issued will bear a legend, as provided in Section 3.5, referring to the applicable restrictions on resale and neither Hydrogenics nor any transfer agent of Hydrogenics will register any transfer of such Warrants or Underlying Common Shares not made in compliance with such restrictions on resale.

(g)               it confirms that neither Hydrogenics, nor any of its directors, officers, employees or representatives, have made any representations (oral or written) to it:

(i)                 that any person will resell or repurchase the Warrants or the Underlying Common Shares; or

(ii)               as to the future price or value of the Warrants or the Underlying Common Shares.

(h)               it has been advised by Hydrogenics that the Warrants and the Underlying Common Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that these securities may not be offered or sold, directly or indirectly, and the Warrants may not be exercised, in the United States without registration under the U.S. Securities Act or compliance with any applicable laws of all applicable states or an exemption from such registration requirements is available and it acknowledges that Hydrogenics has no intention of filing a registration statement under the U.S. Securities Act in respect of the Warrants or the Underlying Common Shares.

(i)                 the Warrants and the Underlying Common Shares have not been offered to it in the United States, and the individuals making the order to subscribe for the Warrants and executing and delivering this Agreement on behalf of it were not in the United States when the order was placed and this Agreement was executed and delivered.

(j)                 it is not a U.S. Person (as defined in Regulation S under the U.S. Securities Act), and is not acquiring, and will not acquire, the Warrants and the Underlying Common Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person.

(k)               it undertakes and agrees that it will not offer or sell the Warrants or the Underlying Common Shares in the United States unless (A) such securities are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or (B) an exemption from such registration requirements is available, and further that it will not resell the Warrants and the Underlying Common Shares in any jurisdiction, except in accordance with the provisions of any applicable securities legislation, regulations, rules, policies and orders and stock exchange rules.

(l)                 it has been duly established by an Act of the Parliament of Canada, it has the legal capacity to enter into and be bound by this Agreement and further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained.

(m)             this Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of it (subject to EDC’s immunity from execution, attachment, garnishment or other similar process being unenforceable against any property of EDC, as a Canadian Crown Corporation); and

(n)               it is knowledgeable, sophisticated and experienced in financial and business affairs so as to be capable of evaluating the merits and risks of its investment and fully understands the characteristics of the Warrants and the Underlying Common Shares and it is able to bear the economic risk of loss of its entire investment; and

(o)               except for the representations and warranties expressly made by Hydrogenics in the Credit Agreement, it has relied solely upon publicly available information relating to Hydrogenics and not upon any verbal or written representations as to fact or otherwise made by or on behalf of Hydrogenics.

(p)               if required by applicable Securities Laws, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver, file and otherwise assist Hydrogenics in filing, such reports, undertakings and other documents with respect to the issue of the Warrants and the Warrant Shares including, without limitation, a Representation Letter in the form attached as Exhibit C.

7.3	Survival of Representations and Warranties

All representations and warranties made in this Agreement or in any document, statement, or certificate furnished in connection with this Agreement shall survive the execution and delivery of this Agreement, and no investigation by Hydrogenics, or the issuance of the Warrants shall affect the representations and warranties or the right of Hydrogenics to rely upon them.

8.	COVENANTS.

8.1	Reservation of Common Shares for Issuance on Exercise of Warrants.

Hydrogenics covenants with EDC and all other Holders that so long as any Warrants remain outstanding, Hydrogenics will:

(a)                cause the Underlying Common Shares from time to time subscribed and paid for pursuant to the exercise of the Warrants to be duly issued and delivered as fully paid and non-assessable shares in accordance with the Warrant Certificates and the terms hereof;

(b)               at all times keep available, and reserve if necessary under applicable law, out of its authorized Common Shares, solely for the purpose of issue upon the exercise of the Warrants, such maximum number of Common Shares as shall then be issuable upon the exercise of all Warrants;

(c)                make all requisite filings under applicable laws so as to ensure that the exercise of the Warrants and the issuance of all Underlying Common Shares may be effected without violation of any applicable law, including filing the requisite Form 45-106F1 pursuant to the Securities Act (Ontario) with the Ontario Securities Commission (the “OSC”) and any similar forms required to be filed under the securities laws of any other province or territory of Canada;

(d)               maintain its status as a reporting issuer not in default (or equivalent status) in each of the provinces of Canada;

(e)                not take any action which might deprive the Holders of the right to exercise the right to purchase Common Shares pursuant to the Warrants;

(f)                provide to each Holder copies of all material documents delivered to the shareholders of Hydrogenics at the same time they are delivered to the shareholders of Hydrogenics;

(g)               ensure that the Common Shares (including the Underlying Common Shares) are listed and posted for trading on the Toronto Stock Exchange, NASDAQ Global Market or such other National Securities Exchange; and

(h)               generally, perform and carry out all of the acts or things to be done by it as provided in this Agreement.

8.2	Notice of Distributions and Adjustments.

At any time when Hydrogenics declares any Distribution on its Common Shares, or proposes any other event giving rise to an adjustment in accordance with Section 4, it shall give notice to the Holders of all the then outstanding Warrants of any such declaration or other proposed event not less than fifteen (15) days prior to (a) the related record date for payment of the Distribution so declared, or (b) the date on which such other event is expected to take place.

9.	MISCELLANEOUS.

9.1	Mutilated, Destroyed, Lost and Stolen Warrant Certificates.

If (a) any mutilated Warrant Certificate is surrendered to Hydrogenics or (b) Hydrogenics receives evidence to its satisfaction of the destruction, loss or theft of any Warrant Certificate, and there is delivered to Hydrogenics such appropriate affidavit of loss, applicable processing fee and a corporate bond of indemnity as may be required by it and satisfactory to it to save it harmless, then, in the absence of notice to Hydrogenics that such Warrant Certificate has been acquired by a bona fide purchaser, Hydrogenics shall execute and deliver, in exchange for any such mutilated Warrant Certificate or in lieu of any such destroyed, lost or stolen Warrant Certificate, a new Warrant Certificate of like tenor and for a like aggregate number of Warrants.

Upon the issuance of any new Warrant Certificate under this Section 9.1, Hydrogenics may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of Hydrogenics) in connection therewith.

Every new Warrant Certificate executed and delivered pursuant to this Section 9.1 in lieu of any destroyed, lost or stolen Warrant Certificate shall constitute an original contractual obligation of Hydrogenics and shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates of like tenor properly completed and duly executed and delivered hereunder.

The provisions of this Section 9.1 are exclusive and shall preclude (to the extent lawful) all other rights or remedies with respect to the replacement of mutilated, destroyed lost or stolen Warrant Certificates.

Following the time at which any such legend is no longer required for certain Warrants, Hydrogenics shall promptly, following the delivery by Holder of a legended certificate representing such Warrants, deliver or cause to be delivered to the Holder a certificate representing such Warrants that is free from such legend.

9.2	Independent Financial Expert.

Any decision made by an Independent Financial Expert under this Agreement shall be final and binding on all parties hereto, and shall not be subject to appeal or arbitration.

9.3	Notices.

(a)                Any notice, demand or delivery authorized by this Agreement shall be sufficiently given or made when mailed if sent by first-class mail, postage prepaid, or by electronic transmission addressed to any Holder of a Warrant at such Holder’s address shown on the register of Hydrogenics maintained by Hydrogenics as follows:

(i)                 If to Hydrogenics, to:

Hydrogenics Corporation / Corporation Hydrogénique
220 Admiral Blvd.,
Mississauga, ON L5T 2N6

Attention: Bob Motz
Facsimile: (905) 361-3626
E-mail: bmotz@hydrogenics.com

with a copy to (which shall not constitute notice):

Torys LLP
79 Wellington Street West, 30th Floor
TD South Tower
Toronto, ON M5K 1N2

Attention: John Emanoilidis
Facsimile: (416) 865-7380
E-mail: jemanoilidis@torys.com

(ii)               If to EDC, to:

Export Development Canada
150 Slater Street
Ottawa, ON K1A 1K3

Attention: Covenants Officer
Fax: 613-598-3186
E-mail: covenantsofficer@edc.ca

with a copy to:

Attention: Peter Bradley
E-mail: pmg@edc.ca

or such other address as shall have been furnished to the party giving or making such notice, demand or delivery.

Any notice required to be given by Hydrogenics to the Holders pursuant to this Agreement, shall be made by mailing by registered mail, return receipt requested, to the Holders at their respective addresses shown on the register of Hydrogenics maintained by Hydrogenics.

9.4	Persons Benefiting.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns (including subsequent Holders) and legal representatives.

9.5	Counterparts.

This Agreement may be executed in any number of counterparts, each or which shall be deemed an original, but all of which together constitute one and the same instrument.

9.6	Electronic Execution

Delivery of an executed signature page to this Agreement by either party by electronic transmission will be effective as delivery of a manually executed copy of the Agreement by such party.

9.7	Amendments.

This Agreement may not be amended or modified in any respect except by written instrument signed by the parties hereto.

9.8	Time of Essence

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

9.9	Headings.

The descriptive headings of the several Sections of this Agreement are inserted for convenience and shall not control or affect the meaning or construction of any of the provisions hereof.

9.10	Entire Agreement.

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. In the event of any conflict, discrepancy, or ambiguity between the terms and conditions contained in this Agreement and any schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

9.11	Specific Performance

Each of Hydrogenics and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement may give rise to irreparable harm to the other party hereto for which monetary damages may not be an adequate remedy and hereby agrees that in the event of a breach of a threatened breach by such party of any such obligations, the other party hereto may, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE
By:	“Daryl Wilson”
Name: Daryl C.F. Wilson
Title: President and Chief Executive Officer

EXPORT DEVELOPMENT CANADA
By:	“ Pierre Trudel“
Name: Pierre Trudel
Title: Senior Financing Manager

By:	“Mark Doyle“
Name: Mark Doyle
Title: Financing Manager

Exhibit A

Form of Face of Warrant Certificate

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR (4) MONTHS PLUS ONE (1) DAY AFTER THE WARRANT ISSUE DATE].

THESE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THESE WARRANTS AND THE SECURITIES DELIVERABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON ■, 2021 AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OF EFFECT.

WARRANTS TO PURCHASE COMMON SHARES
OF HYDROGENICS CORPORATION / CORPORATION HYDROGÉNIQUE

Issue Date: ■	Expiration Date: ■

This certifies that, for value received, Export Development Canada (“EDC”) has acquired and is the registered holder of ■ Warrants (the “Warrants”) of Hydrogenics Corporation / Corporation Hydrogénique (“Hydrogenics”), as issued to such holder in accordance with the provisions of a warrant purchase agreement dated November ■, 2016, between Hydrogenics and EDC (as amended, restated or supplemented from time to time, the “Warrant Purchase Agreement”).

Each Warrant entitles the registered holder thereof (the “Holder”) to acquire one Common Share of Hydrogenics at a price equal to the Exercise Price, in accordance with the provisions of the Warrant Purchase Agreement.

This Warrant Certificate represents Warrants of Hydrogenics issued or issuable under the provisions of the Warrant Purchase Agreement, to which Warrant Purchase Agreement reference is hereby made for particulars of the rights of the Holder of the Warrants and Hydrogenics. The terms and conditions upon which the Warrants are exercised, as set out in the Warrant Purchase Agreement, shall be and have the same effect as if the provisions of the Warrant Purchase Agreement were herein set forth and the Holder of this Warrant by acceptance hereof consents to such provisions.

Terms used and not defined in this Warrant Certificate have the respective meanings ascribed thereto in the Warrant Purchase Agreement.

Each Warrant is exercisable after the date hereof until the Expiration Date, subject to the provisions of the Warrant Purchase Agreement.

The Holder of any Warrant may exercise the right thereby conferred on such Holder to purchase Common Shares by surrendering to Hydrogenics at the address for notice to Hydrogenics set forth in the Warrant Purchase Agreement, or at any other address which from time to time is the principal place of business of Hydrogenics, the Warrant Certificate, with a duly completed and executed Notice of Exercise of Warrant in the form attached to the Warrant Purchase Agreement as Exhibit B, together with such other items as are required to be delivered to Hydrogenics as set forth in the Warrant Purchase Agreement, at the times contemplated therein.

Upon the exercise of the Warrants, the number of Common Shares subscribed for shall be deemed to have been issued and the person to whom such Common Shares are to be issued shall be deemed to have become the Holder of record of such Common Shares on the Settlement Date applicable to such exercise.

The Holder shall be entitled to sell, assign or transfer all or any part of the Warrants as permitted in and subject to the provisions of the Warrant Purchase Agreement. The Holder acknowledges that any transfer of the Warrants and the Common Shares acquired upon exercise of the Warrants is subject to applicable Securities Laws and the applicable rules of the Toronto Stock Exchange.

The Warrants evidenced by this Certificate may only be transferred on the register to be kept at the principal office of Hydrogenics, by the Holder or its attorney to be appointed by an instrument in writing in form and execution satisfactory to Hydrogenics in compliance with such reasonable requirements as Hydrogenics may prescribe.

The Warrants and the Warrant Purchase Agreement shall be governed by and construed in accordance with the laws of Ontario and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Warrant Purchase Agreement.

[Signature page follows]

IN WITNESS WHEREOF, Hydrogenics has caused this Warrant Certificate to be signed by its duly authorized officer as of the ______ day of ___________, 2016.

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE
By:
Name: Daryl C.F. Wilson
Title: President and Chief Executive Officer

Exhibit B

Form of Reverse of Warrant Certificate

Exercise Subscription Form

(To be executed only upon exercise of Warrant)

To: ________________________

The undersigned irrevocably exercises ______________________ of the Warrants for the purchase of one Common Share (subject to adjustment in accordance with the Warrant Purchase Agreement), of Hydrogenics Corporation / Corporation Hydrogénique for each Warrant represented by the Warrant Certificate and herewith makes payment of $_______________ (such payment being by means permitted by the Warrant Purchase Agreement and the within Warrant Certificate), in each case at the Exercise Price and on the terms and conditions specified in the within Warrant Certificate and the Warrant Purchase Agreement therein referred to, and herewith surrenders this Warrant Certificate and all right, title and interest therein to ________________________ and directs that the Common Shares deliverable upon the exercise of such Warrants be registered in the name and delivered at the address specified below.

Date: ______________

(Signature of Owner)

(Street Address)

(City) (Province)

Securities to be issued to:

Name:

Street Address:

City, Province and Postal Code:

Any unexercised Warrants evidenced by the within Warrant Certificate to be issued to:

Name:

Street Address:

City, Province and Postal Code:

Exhibit C

Representation Letter
(For Accredited Investors)

TO:	HYDROGENICS CORPORATION / CORPORATION HYDROGÉNIQUE (the “Company”)

In connection with the agreement to subscribe for share purchase warrants (the “Warrants”) of the Company by the undersigned subscriber (the “Subscriber”), the Subscriber hereby represents, warrants, covenants and certifies to the Company that:

1.	the Subscriber is resident in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia or Prince Edward Island or is otherwise subject to the laws of the Province of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Newfoundland and Labrador, Nova Scotia or Prince Edward Island;

2.	the Subscriber is subscribing for the Warrants as principal for its own account;

3.	the Subscriber is an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) or for the Subscribers resident in Ontario, Section 73.3(i) of the Securities Act (Ontario) by virtue of satisfying the indicated criterion or criteria as set out in Appendix A to this Representation Letter;

4.	the Subscriber was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

5.	upon execution of this Representation Letter by the Subscriber, this Representation Letter shall be incorporated into and form a part of the Warrant Purchase Agreement between Export Development Canada and the Company dated November ___, 2016.

Dated:	, 2016
Print name of Subscriber

By:
Signature

Print name of Signatory (if different from Subscriber)

Title

IMPORTANT: PLEASE INITIAL OR PLACE A CHECK MARK BESIDE THE APPLICABLE PROVISION(S) IN APPENDIX A ON THE NEXT PAGES

Appendix A

NOTE: THE INVESTOR MUST INITIAL OR OTHERWISE MARK BESIDE THE APPLICABLE PORTION(S) OF THE DEFINITION BELOW.

Accredited Investor means:

(a)	a Canadian financial institution, or an authorized foreign bank named in Schedule III of the Bank Act (Canada); or
(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada); or
(c)	a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary; or
(d)	a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer; or
(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d); or
(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador); or
(f)	the Government of Canada or a jurisdiction of Canada, or any crown Company, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada; or
(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comite de gestion de la taxe scolaire de Pile de Montreal or an intermunicipal management board in Quebec; or
(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government; or
(i)	a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada), a pension commission or similar regulatory authority of a jurisdiction of Canada; or
(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000; or

(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities exceeds $5,000,000; or
(k)	an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year; or
(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000; or
(Note: if individual accredited investors wish to purchase through wholly-owned holding companies or similar entities, such purchasing entities must qualify under paragraph (t) below, which must be initialed.)
(m)	a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements; or
(n)	an investment fund that distributes or has distributed its securities only to (i) a person that is or was an accredited investor at the time of the distribution, (ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] or 2.19 [Additional investment in investment funds] of NI 45-106, or (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106; or
(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt; or
(p)	a trust company or trust Company registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust Company, as the case may be; or
(q)	a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; or
(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded; or

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function; or
(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors (as defined in National Instrument 45-106); or
(Note: if you are purchasing as an individual accredited investors paragraph (l) above must be checked-off rather than paragraph (t).)
(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or
(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Quebec, the regulator an accredited investor; or
(w)	a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

For the purposes hereof:

(a)	“Canadian financial institution” means:

(i)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(ii)	a bank, loan Company, trust company, trust Company, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b)	“control person” has the same meaning as in securities legislation;

(c)	“director” means:

(i)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(ii)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(d)	“eligibility adviser” means:

(i)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(ii)	in Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(B)	have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(e)	“executive officer” means, for an issuer, an individual who is:

(i)	a chair, vice-chair or president,

(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(iii)	performing a policy-making function in respect of the issuer;

(f)	“financial assets” means:

(i)	cash,

(ii)	securities, or

(iii)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(g)	“foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

(h)	“founder” means, in respect of an issuer, a person who,

(i)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii)	at the time of the distribution or trade is actively involved in the business of the issuer;

(i)	“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(j)	“investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure;

(k)	“jurisdiction” means a province or territory of Canada except when used in the term foreign jurisdiction;

(l)	“local jurisdiction” means the jurisdiction in which the applicable Canadian securities regulatory authority is situate;

(m)	“non-redeemable investment fund” has the same meaning as in National Instrument 81-106 Investment Fund Continuous Disclosure,

(n)	“person” includes

(i)	an individual,

(ii)	a Company,

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(o)	“regulator” means, for the local jurisdiction, the person referred to in Appendix D of National Instrument 14-101 – Definitions opposite the name of the local jurisdiction;

(p)	“related liabilities” means

(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)	liabilities that are secured by financial assets.

(q)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(r)	“spouse” means, an individual who,

(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)	in Alberta, is an individual referred to in paragraph (i) or (ii) above, or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(s)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Affiliated Entities, Control and Subsidiaries

In National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), a person or company is an affiliate of another person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same person.

In NI 45-106 and except in Part 2 Division 4 (Employee, Executive Officer, Director and Consultant Exemption) of NI 45-106, a person (first person) is considered to control another person (second person) if (a) the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation, (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

All monetary references are in Canadian Dollars.

Exhibit D

Canadian Provincial Securities Regulatory Authorities

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

Telephone: (403) 297-6454

Toll free in Canada: 1-877-355-0585

Facsimile: (403) 297-2082

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: (604) 899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: (604) 899-6581

Email: inquiries@bcsc.bc.ca

The Manitoba Securities Commission

500 – 400 St. Mary Avenue

Winnipeg, Manitoba R3C 4K5

Telephone: (204) 945-2548

Toll free in Manitoba 1-800-655-5244

Facsimile: (204) 945-0330

Financial and Consumer Services Commission (New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: (506) 658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: (506) 658-3059

Email: info@fcnb.ca

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Duke Tower

P.O. Box 458

Halifax, Nova Scotia B3J 2P8

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: (416) 593- 8314

Toll free in Canada: 1-877-785-1555

Facsimile: (416) 593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection of information: Inquiries Officer

Prince Edward Island Securities Office

95 Rochford Street, 4th Floor Shaw Building

P.O. Box 2000

Charlottetown, Prince Edward Island C1A 7N8

Telephone: (902) 368-4569

Facsimile: (902) 368-5283

Autorité des marchés financiers

800, Square Victoria, 22e étage

C.P. 246, Tour de la Bourse

Montréal, Québec H4Z 1G3

Telephone: (514) 395-0337 or 1-877-525-0337

Facsimile: (514) 873-6155 (For filing purposes only)

Facsimile: (514) 864-6381 (For privacy requests only)

Email: financementdessocietes@lautorite.qc.ca

Financial and Consumer Affairs Authority of Saskatchewan

Suite 601 - 1919 Saskatchewan Drive

Regina, Saskatchewan S4P 4H2

Telephone: (306) 787-5879

Facsimile: (306) 787-5899